Exhibit 99.1

FOR IMMEDIATE RELEASE

October 19, 2017

Contact:

Jefferson G. Parker. Vice Chairman, Director of Capital Markets and Investor Relations (504) 310-7314

IBERIABANK Corporation Announces Agreement to Acquire

Gibraltar Private Bank & Trust Co.

•	IBERIABANK Corporation to acquire a Florida institution focused on private banking, residential lending, and wealth management

•	All stock transaction valued at $223 million

•	Continuing to leverage recent Florida transactions

•	Significant consolidation opportunities expected from the combination

•	Pricing of 1.56x TBV, Accretive to EPS in first full year, 20%+ IRR, and TBVS earnback in under 2 years

LAFAYETTE, LOUISIANA AND CORAL GABLES, FLORIDA — IBERIABANK Corporation (NASDAQ: IBKC) (“IBKC”), holding company of the 130-year-old IBERIABANK (www.iberiabank.com) and Gibraltar Private Bank & Trust Co. (“Gibraltar”), jointly announced today the signing of a definitive agreement for IBKC to acquire Gibraltar through the merger of Gibraltar with and into IBERIABANK. The proposed merger has been approved by the Board of Directors of each company and is expected to close in the first quarter of 2018. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Gibraltar’s shareholders.

Angel Medina, Jr., President and Chief Executive Officer of Gibraltar, commented, “We are excited to be joining forces with IBERIABANK. Their proven track record of growth, both through acquisitions and organic measures, has put them in a unique position in our markets. Our customers and shareholders will benefit greatly by this transaction.”

Daryl G. Byrd, President and Chief Executive Officer of IBKC, added, “We have known Angel and Adolfo, the Chairman of the Board, at Gibraltar for many years now and are thrilled to be able to announce our combination with their institution. Strategically and financially attractive, this transaction provides another point of leverage in the Florida markets for IBERIABANK and is consistent with the acquisition discussion we had at the IBERIABANK Analyst Investor’s Day in September in New York. We believe Gibraltar will complement our recent activities in Southeast Florida, enhancing our capabilities to serve clients in private banking, residential lending and wealth management.”

Under the terms of the merger agreement, each share of Gibraltar common stock, including restricted stock awards (whether vested or not vested) will be exchanged for 1.9749 shares of IBKC common stock, subject to certain adjustments provided for in the merger agreement. Options to acquire Gibraltar common stock, whether or not vested, will be cashed out at the consummation of the merger. Based on the closing share price for IBKC common stock of $80.15, on October 19, 2017, Gibraltar shareholders will receive IBKC shares valued at approximately $158.29 per Gibraltar common share and IBKC expects to issue approximately 2.79 million shares of IBKC common stock in the transaction, valuing the transaction at $223 million for the equity, or 1.56x tangible book value at June 30, 2017.

IBKC currently estimates annual pre-tax expense reductions associated with the transaction will be in excess of 60% of Gibraltar’s run-rate expenses in 2017. The expense savings are anticipated to be fully achieved, on a run-rate basis, within six months of closing. Acquisition and conversion related costs (including lease termination costs) are estimated to be approximately $34.2 million on a pre-tax basis. The transaction is expected to be 2%-3% accretive to IBKC’s fully diluted earnings per share (“EPS”) in 2019 and 2020.

The transaction is anticipated to have no material effect on IBKC’s capital ratios which are expected to remain well in excess of adequate regulatory levels and consistent with past operating levels of the company. In addition, the transaction is expected to be less than 1% dilutive to tangible book value per share on a pro forma basis at closing. The tangible book value dilution is anticipated to be earned back in approximately two years after closing. The estimated internal rate of return for the transaction is expected to be greater than 20%, and, therefore, in excess of IBKC’s cost of capital.

About Gibraltar Private Bank & Trust Co.

Gibraltar Private Bank & Trust Co. has eight offices, including five offices in the Miami area, one each in Ocean Reef (Key Largo) and Naples, Florida and one office in New York City, New York. At June 30, 2017, Gibraltar had:

• Total Assets	$1.6 Billion

• Total Cash and Investment Securities	$138 Million

• Total Gross Loans	$1.4 Billion (3.99% yield in 2Q17)

• Non-interest Bearing Deposits	$293 Million (27% of total deposits)

• Total Deposits	$1.1 Billion (0.55% cost in 2Q17)

• FHLB Borrowings	$335 Million

• Total Shareholders’ Equity	$144 Million

• Preliminary Capital Ratios	12.08% Tier 1 Leverage Ratio

13.34% Total Risk Based Capital Ratio

• Nonperforming Assets	$17 Million (1.09% NPAs / Assets)

Gibraltar had 278 employees at June 30, 2017. For the six-months ended June 30, 2017, Gibraltar reported net income of $1.7 million, a 3.18% net interest margin, 0.92% cost of interest bearing deposits, and 0.50% total deposit cost.

About IBERIABANK Corporation

IBERIABANK Corporation is a regional financial holding company with offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, Georgia, and South Carolina, offering commercial, private banking, consumer, small business, wealth and trust management, retail brokerage, mortgage, and title insurance services.

IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC”. IBERIABANK Corporation’s Series B Preferred Stock and Series C Preferred Stock trade on the NASDAQ Global Select Market under the symbols “IBKCP” and “IBKCO”, respectively. IBKC’s common stock market capitalization was approximately $4.3 billion, based on the NASDAQ Global Select Market closing stock price on October 19, 2017.

Additional Information

Keefe, Bruyette & Woods, A Stifel Company, served as financial advisors to IBKC and Simpson Thacher & Bartlett LLP served as legal advisor. Sandler O’Neill & Partners, L.P. served as financial advisor to Gibraltar Private Bank & Trust, Co. and Broad and Cassel, LLP served as legal advisor.

IBKC has prepared a PowerPoint presentation that supplements information contained in this press release. The PowerPoint presentation may be accessed on IBKC’s web site, www.iberiabank.com, under “Investor Relations” and then “Presentations.” IBKC will host a conference call associated with this announcement along with its third quarter 2017 earnings release on October 20th, beginning at 8:30 a.m. Central Time (9:30 a.m. Eastern Time), which may be accessed by dialing 1-888-317-6003. The confirmation code for the call is 4690812.

Caution About Forward-Looking Statements

To the extent that statements in this communication relate to future plans, projections, objectives, financial results or performance of IBKC, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. In addition, such forward-looking statements include statements about the projected impact and benefits of the transaction involving IBKC and Gibraltar, including future financial and operating results, IBKC’s plans, objectives, expectations and intentions, and other statements that are not historical facts, along with certain financial metrics and assumptions about future performance, including GAAP EPS accretion, tangible book value per share earn-back period and dilution, internal rate of return, synergy assumptions, estimated future pre-tax expenses, sizing of equity issuances, purchase accounting, tax rate, intangibles, pro forma capital ratios and pro forma balance sheet and income statement. IBKC’s actual strategies, results and financial condition in future periods may differ materially from those currently expected due to various risks and uncertainties. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Consequently, no forward-looking statement can be guaranteed. Except to the extent required by applicable law or regulation, IBKC undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

In addition to the factors previously disclosed in IBKC’s filings with the SEC, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; changes in the anticipated timing for closing the transaction; difficulties and delays in integrating IBKC’s and Gibraltar’s businesses or fully realizing projected cost savings and other projected benefits of the transaction; business disruption during the pendency of or following the transaction; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; diversion of management time on transaction-related issues; reputational risks and the reaction of customers and counterparties to the transaction; and changes in asset quality and credit risk as a result of the transaction.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving IBKC, IBERIABANK and Gibraltar. In connection with the proposed merger, IBKC intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Gibraltar and a prospectus of IBKC. IBKC also plans to file other documents regarding the proposed merger transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Gibraltar’s shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and securityholders of Gibraltar are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. These documents, as well as other filings containing information about IBKC and Gibraltar, will be available without charge at the SEC’s website at http://www.sec.gov. Alternatively, these documents, when available, can be obtained without charge from IBKC’s website at http://www.iberiabank.com.

IBKC and Gibraltar, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Gibraltar in respect of the proposed merger transaction. Information regarding the directors and executive officers of IBKC is contained in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, as filed with the SEC on April 7, 2017. Information regarding the directors and executive officers of Gibraltar who may be deemed participants in the solicitation of the shareholders of Gibraltar in connection with the proposed transaction will be included in the proxy statement/prospectus for Gibraltar’s special meeting of shareholders, which will be filed by IBKC with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.